FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 16, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit   Description

No. 1     RNS Announcement, re: Holdings(s) in Company dated 16 November, 2005



16 November 2005



British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")



In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG as follows:



That on the basis that the relevant issued share capital of the Company is 567,110,072 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 45,393,600 ordinary shares in the Company amounting to 8.00%.



Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.



On 16 November 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 56,858,162 shares (10.03%).


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 16, 2005                   BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations